REDCORP

NEWS RELEASE

News Release 07-20

Tulsequah Project Drilling Update- High Grade Intercept Results

REDCORP VENTURES LTD. (RDV-TSX) and Redfern Resources Ltd. ("Redfern"), its wholly-owned subsidiary, (together the "Company"), are pleased to announce an update on the 2007 exploration drilling program.

Drilling commenced in the Big Bull area of the Tulsequah Project on April 21, 2007. This release provides information on the initial drilling in the vicinity of previous hole *BB06062*, which intersected high-grade massive sulphides, that was reported in a Company news release dated November 27, 2006. The first four holes have been drilled in the immediate vicinity of this target to better define the extent and geometry of the new mineralized horizon. Further holes are being drilled to test the mineralized zone extension to the north.

The first 2007 hole, *BB07065,* was designed to undercut *BB06062* by approximately 30 meters. Basaltic intrusives were encountered at the target depth and no significant mineralization was found.

Hole *BB07066* was collared to target mineralization approximately 30 meters north along the projected trend of the 60-62 zone of mineralization. The hole returned **6.15 meters (core length) grading 11.34 grams per tonne (g/t) gold, 228.23 g/t silver, 0.51% copper, 11.23% lead and 22.32% zinc.** True thickness of this interval is estimated to be 3.5 meters.

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
BB06062 *	138.0	145.1	7.08	5.0	20.00	253.42	0.66	11.59	26.63
BB07066	138.2	144.3	6.15	3.5	11.34	288.23	0.51	11.23	22.32

*Intersection previously reported

Visually, the mineralization found in this hole is similar to that found in *BB06062*. In addition, the mineralization found in the two holes is hosted in similar geology, and also features associated footwall alteration. Company geologists have confirmed the presence of coarse gold in the preserved core and have approved Eco-Tech Laboratories' recommendation to perform metallic screen fire assays on the mineralized samples in hole *BB07066*. The results of these assays will be released when available.

BB07067 was collared to test further north along the projected trend of the 60-62 zone mineralization. No massive sulphide mineralization was cut in this hole but geology similar to that which hosted the mineralization in *BB07066* was present.

BB07068 was designed to test the 60-62 zone to the south of BB06062. This hole cut weak alteration similar to that found below the mineralization of *BB06066* in the position of the ore horizon. No assay results from this hole are available at this time.

Suite 800, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775

The Company is working with this new drillhole information to update the model for the distribution of mineralization which will assist in planning future drillholes.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Megan O'Donnell, P.Geo. and Michael G. Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project. Eco-Tech Laboratories of Kamloops BC is an accredited assay laboratory conducting the sample analyses and assays using standard techniques.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the *Securities Act* (Ontario) and the *Securities Act* (Alberta) . Forward-looking information includes disclosure regarding possible or anticipated events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations or financial position that is presented either as a forecast or a projection. Forward looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend"; statements that an event or result is "due" on or "may", "will", "should", "could", or might" occur or be achieved; and, other similar expressions.

More specifically, forward looking information contained herein includes, without limitation, statements concerning the Company's plans at its Tulsequah Project (inclusive of the Big Bull Project), the net present value of the Tulsequah Project, the timing and amount of estimated future production and mine life, expected future prices of gold, silver, copper, lead and zinc, metallurgical response and net smelter return valuations, mineral reserve and mineral resource estimates, estimated capital and operating costs of the project, estimated capital pay back period, timing of development and permitting time lines; all of which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information contained herein is based on material factors and assumptions and is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from a conclusion, forecast or projection in the forward-looking information. These include, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the availability of financing for activities when required and on acceptable terms, the accuracy of the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the consistency of future exploration, development or mining results with the Company's expectations, metal price fluctuations, the achievement and maintenance of planned production rates, the accuracy of component costs of capital and operating cost estimates, current and future environmental and regulatory requirements, favourable governmental relations, the availability of permits and the timeliness of the permitting process, the availability of shipping services, the availability of specialized vehicles and similar equipment, costs of remediation and mitigation, maintenance of title to the Company's mineral properties, industrial accidents, equipment breakdowns, contractor's costs, remote site transportation costs, materials costs for remediation, labour disputes, the potential for delays in exploration or development activities, timely completion of future NP 43-101 compliant reports, timely completion of future feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, continuing global demand for base metals, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form, dated March 28, 2006, and in each subsequent Management's Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the forward-looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Suite 800, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775

REDCORP

NEWS RELEASE

May 14, 2007 News release 07-19

First Quarter Interim Highlights for the Three Month Period Ending March 31, 2007

REDCORP VENTURES LTD. (RDV-TSX) is pleased to report first quarter interim operational and financial highlights for Redcorp and its wholly-owned consolidated subsidiaries, Redfern Resources Ltd. and Redcorp Empreendimentos Mineiros Unipessoal Lda. Readers are advised that due to the summary nature of this release, the highlights should be read in conjunction with our first quarter interim report that is being concurrently filed on www.sedar.com.

Summary of Operational Highlights

The following items summarize the key operational highlights achieved during the interim period:

- *Big Bull* – We obtained final assay results from our last four holes in our 2006 drill program that encompassed 15,312 meters and 37 holes. While three of the holes provided less significant results, one hole, BB06050, cut a 2.0 meter core-length of 2.99 grams per tonne ("g/t") Au, 110.76 g/t Ag, 0.50% Cu, 1.26% Pb and 3.59% Zn. This hole demonstrated continuity between two previously-drilled holes, on the main Big Bull trend. Wardrop Engineering Inc. ("Wardrop") was retained to complete a resource estimate, compliant with National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101) on the Big Bull deposit (see *Subsequent Events* below).

- *A-Extension* – We reported final assay results from our last three holes on the A-Extension that was discovered within the Tulsequah mine footprint during our 2006 drilling program. One hole cut 10.20 meters (core length) of polymetallic massive sulphide which graded 0.97 g/t Au, 11.48 g/t Ag, 1.89% Cu, 0.05% Pb and 1.18% Zn, while another hole cut 6.35 meters of mineralization, grading 4.34% zinc. The A-Extension, located within the Tulsequah Chief mine footprint, has proven to be a massive sulphide lens located up-dip and to the west of the main Tulsequah mineralization.

  In mid-March, we followed up the results above with an independent resource estimate on the A-Extension mineralization, compliant with National Instrument 43-101 *Standards of Disclosure for Mineral Projects*. This new estimate increased our indicated resources by 1.9% or 0.1 million tonnes ("mt"), to 5.9 mt and our inferred resources by 10.3% or 0.1 mt to 1.0 mt. (See *Subsequent Events* below for complete Tulsequah Project resource estimate).

- *Feasibility Study* – We concluded a detailed Feasibility Study that was independently prepared by Wardrop Engineering Inc.. The Study defined the scope, design features and overall economics of the Tulsequah Chief Project. The most significant new feature of the Study was the plan to use a river-based transportation approach rather than a road-based transportation system. Highlights included a capital cost requirement of $201.5 million; a 30.2% pre-tax internal rate of return; and a 2.4 year payback. The Study was based on an eight year mine life, however, it did not include the Big Bull or A-Extension results discussed above. Supporting the Study and compliant with NI 43-101 was the *Technical Report on the Tulsequah Chief Property* filed March 14, 2007 on www.sedar.com.

- *TRTFN Letter Agreement* – We announced that a letter agreement between the Taku River Tlingit First Nation ("TRTFN") and ourselves had been executed. The agreement establishes a workplan and funding framework to assist with the evaluation of the new river-based transportation system, without obligating the TRTFN to accept it. The agreement also provides

an opportunity for the parties to establish an Impact and Benefits Agreement and an Accommodation Agreement.

- *Chair Appointment* – Our Board appointed Mr. Kenneth G. Lowe, a board member since mid-2005, as its Chair. Mr. Lowe has many years of significant mine financing and development experience that is directly pertinent to our strategic growth areas.

- *New Discovery in Portugal* – We announced the discovery of a new mineralized interval on our Lagoa Salgada property, cutting 35.9 meters of jasper and 2.5 meters of semi-massive to massive sulphides in hole RM07004. This hole was one of 11 holes drilled since late-2006 in the Rio de Moinhos area of our Lagoa Salgada concession. Assay samples of the discovery hole and the others have been sent to Eco-tech Laboratories in Kamloops, B.C. for analysis.

  In late March 2007, we made application to extend our exploration permit for another year at Lagoa Salgada, which entailed a reduction in the areal extent of the concession by 50%. This application has since been accepted by the Portuguese Government.

Summary of Financial Highlights

The following table shows selected consolidated financial information for the comparative interim periods ended March 31, 2007 and 2006.

($000's, unless otherwise stated)	***2007-Q1***	*2006-Q1*
Revenue		
Oil and gas revenue, interest and other income	**76**	33
Expenses		
Exploration expenses	**1,936**	163
General and administrative	**461**	189
Stock compensation expense	**114**	-
Loss	**(2,580)**	(433)
Basic and diluted loss per share *[$/share]*	**(0.02)**	(0.01)
Total assets	**20,499**	9,385
Total liabilities	**5,033**	3,867
Working capital	**9,769**	(29)
Shareholders' equity	**15,467**	5,519

Closing of Private Placement – We closed a private placement financing for aggregate net proceeds of $9.1 million by issuing approximately 18.2 million units at a price of $0.55 per unit, each unit comprised of one common share and one-half common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one of our common shares at a price of $0.70 until March 15, 2008. The broker-agents who assisted us in achieving our financing objective received a cash commission of 6% of the gross proceeds and were granted compensation warrants to acquire an aggregate of approximately 0.9 million common shares. Each compensation warrant is exercisable to purchase one of our common shares at a price of $0.55 until March 15, 2008.

The net cash proceeds from the private placement will be dedicated to the continuing development of our Tulsequah and Lagoa Salgada properties and general working capital.

Flow-Through Commitment - According to the terms of a flow-through financing completed in September, 2006, we are committed to spend $3.0 million on Canadian Exploration Expense ("CEE") as defined in the Income Tax Act (Canada). Effective December 31, 2006, we renounced (on January 12, 2007) the aggregate CEE in favour of the original investors. As at March 31, 2007, a total of 55.2% of the required expenditures were incurred.

In the following discussions, we provide comparative analysis and comments on the most significant variances between the interim periods presented.

Subsequent Events

The following activities summarize key operating activities that were achieved subsequent to March 31, 2007.

New Big Bull Resource Estimate - On April 3, we announced a new NI 43-101 compliant resource for the Big Bull deposit as estimated by Wardrop. The supporting technical report entitled, *Technical Report on the Big Bull Deposit* was filed on April 30, 2007 on www.sedar.com. The following table shows our total company resources for the Tulsequah Project, including the new Big Bull and A-Extension estimated resources discussed above.

Resource Estimate as at April 3, 2007 (1)

Category	Tonnes	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)
Indicated						
Prior to:	5,819,900	1.43	1.25	6.58	2.68	97.2
A-Extension	108,900	2.12	0.55	3.29	1.58	72.7
Big Bull	211,000	0.40	1.25	3.33	3.04	161.7
Total Indicated	6,139,800	1.40	1.24	6.41	2.67	98.9
Inferred						
Prior to:	950,500	0.96	1.01	5.23	1.76	77.1
A-Extension	98,300	1.02	0.35	4.22	0.75	27.5
Big Bull	669,000	0.35	2.59	5.97	4.14	194.8
Total Inferred	1,717,800	0.73	1.59	5.46	2.63	120.1

(1) This is the most recent NI 43-101 compliant resource disclosure for the Tulsequah Project. The estimate is based on the same methods and assumptions for metallurgical response as used in calculating the NSR for the Tulsequah Chief Feasibility Study (Cdn $86 per tonne).

Commencement of 2007 Drilling Program - On April 16, we commenced with seasonal drilling operations at Big Bull. An 8,000 meter program was contracted, and crews and equipment were mobilized.

New Mine Contracts Awarded – On April 18, in preparation for the engineering and construction of the new Tulsequah Chief Mine, we awarded two key contracts. The engineering and procurement contract was awarded to Wardrop Engineering Inc., who is already familiar with the project through their involvement in preparing the recent Feasibility Study. The construction management contract was awarded to Merit Consultants International Inc., who has international experience in mining construction. Both firms have offices in Vancouver.

On May 2, Cutfield Freeman & Co., (CF&Co.") of London, England, were contracted to act as our financial advisors to advise and assist on the financing arrangements of the new mine. CF&Co. has extensive, international experience in assisting companies with their efforts to secure suitable, adequate mine financing and in their capacity, they will act as advisors to both our directors and management team.

On May 10, Procon Mining and Tunneling Ltd. and Redfern signed a letter of intent for underground development of the new Tulsequah Chief Mine. Procon, whose head office is located in the Vancouver region, has significant development experience in the Canadian mining industry.

The independent Feasibility Study of the Tulsequah Project indicates that significant financing will be required to fund project development work. We expect to source such financing during 2007, subject to availability and suitability. In determining our future working capital needs for 2007, we will need to consider our requirements through to the collection of start-up revenues from the anticipated sale of mineral concentrates. Exploration work planned for Lagoa Salgada and Vila de Rei will also impact our working capital requirements during 2007.

Mining exploration, mining and processing activities involve a high degree of risk. There are several risk factors that may cause actual results to differ materially from the forward-looking information included in this MD&A, or which otherwise affect our business. Such other factors are discussed in detail in our MD&A and Annual Information Form for the year ended December 31, 2006 filed by us on www.sedar.com.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President and CEO

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the *Securities Act* (Ontario) and the *Securities Act* (Alberta) . Forward-looking information includes disclosure regarding possible or anticipated events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations or financial position that is presented either as a forecast or a projection. Forward looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend"; statements that an event or result is "due" on or "may", "will", "should", "could", or might" occur or be achieved; and, other similar expressions.

More specifically, forward looking information contained herein includes, without limitation, statements concerning the Company's plans at its Tulsequah Project (inclusive of the Big Bull Project), the net present value of the Tulsequah Project, the timing and amount of estimated future production and mine life, expected future prices of gold, silver, copper, lead and zinc, metallurgical response and net smelter return valuations, mineral reserve and mineral resource estimates, estimated capital and operating costs of the project, estimated capital pay back period, timing of development and permitting time lines; all of which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information contained herein is based on material factors and assumptions and is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from a conclusion, forecast or projection in the forward-looking information. These include, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the availability of financing for activities when required and on acceptable terms, the accuracy of the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the consistency of future exploration, development or mining results with the Company's expectations, metal price fluctuations, the achievement and maintenance of planned production rates, the accuracy of component costs of capital and operating cost estimates, current and future environmental and regulatory requirements, favourable governmental relations, the availability of permits and the timeliness of the permitting process, the availability of shipping services, the availability of specialized vehicles and similar equipment, costs of remediation and mitigation, maintenance of title to the Company's mineral properties, industrial accidents, equipment breakdowns, contractor's costs, remote site transportation costs, materials costs for remediation, labour disputes, the potential for delays in exploration or development activities, timely completion of future NP 43-101 compliant reports, timely completion of future feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, continuing global demand for base metals, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form, dated March 28, 2006, and in each subsequent Management's Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the forward-looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

END